SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Ault Alliance, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2024 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s revenue was approximately $80 million for the six months ended June 30, 2024, an increase of 1% from the $79 million for the six months ended June 30, 2023. The Registrant’s loss from continuing operations was approximately $22 million for the six months ended June 30, 2024, compared to a loss from continuing operations of approximately $82 million for the six months ended June 30, 2023.

The Registrant had an increase in its digital assets mining operations of approximately $4 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. Revenue for the six months ended June 30, 2024 included revenue from lending and trading activities of approximately $3 million, compared to $5 million for the six months ended June 30, 2023. Revenue for the six months ended June 30, 2024 included approximately $25 million from its majority owned subsidiary, Circle 8 Crane Services, LLC, flat from $25 million for the six months ended June 30, 2023. The Registrant had an increase in revenue of approximately $3 million from its defense segment for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. Revenue for the six months ended June 30, 2023 included approximately $6 million from its consolidated variable interest entity, The Singing Machine Company, Inc. (“SMC”), which was deconsolidated in November 2023.

The Registrant’s operating expenses decreased to approximately $45 million for the six months ended June 30, 2024, representing a decrease of approximately $57 million, compared to approximately $102 million for the six months ended June 30, 2023.

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The decrease in operating expenses was due to the following:

•	Selling and marketing expenses were approximately $9 million for the six months ended June 30, 2024, compared to approximately $18 million for the six months ended June 30, 2023, a decrease of approximately $9 million, or approximately 50%. The decrease was primarily the result of lower marketing costs related to an advertising sponsorship agreement by RiskOn International, Inc. (“ROI”). Approximately $1 million of the decrease in selling and marketing costs related to SMC, which was deconsolidated in November 2023;

•	Research and development expenses were approximately $2 million for the six months ended June 30, 2024, compared to approximately $4 million for the six months ended June 30, 2023, a decrease of approximately $2 million, or approximately 50%. The decrease was primarily due to lower expenditures related to development work on ROI’s metaverse platform; and

•	General and administrative expenses were approximately $27 million for the six months ended June 30, 2024, compared to approximately $44 million for the six months ended June 30, 2023, a decrease of approximately $17 million, or approximately 39%. The decrease in general and administrative expenses from the comparative prior period was due to approximately $5 million of lower stock compensation expense, $4 million in lower professional fees and $2 million lower of salaries and benefits expense. Approximately $5 million of the decrease in general and administrative costs related to SMC, which was deconsolidated in November 2023.

The Registrant’s estimated net loss available to common stockholders was approximately $22 million for the six months ended June 30, 2024, compared to a net loss available to common stockholders of approximately $110 million for the six months ended June 30, 2023.

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AULT ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2024	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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